DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, NJ 07078-2704

www.dlapiper.com

Emilio Ragosa

emilio.ragosa@dlapiper.com

T   973.307.3004

F   973.215.2804

Partners Responsible for Short Hills Office:

Andrew P. Gilbert

Michael E. Helmer

October 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Tim Buchmiller

Re:          Valeritas Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 24, 2018

File No. 333-226958

Dear Mr. Buchmiller:

This letter is submitted on behalf of Valeritas Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3, filed October 24, 2018 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-226958) filed on August 21, 2018 (the “Registration Statement”), as set forth in your letter dated October 24, 2018 addressed to John E. Timberlake, Chief Executive Officer of the Company (the “Comment Letter”), as a follow-up to the Company’s response letter which was filed with the Commission on October 24, 2018, responding to the Staff’s comment letter dated October 23, 2018, which was a follow-up to the Company’s response letter filed with the Commission on September 25, 2018, responding to a verbal comment provided by the Staff on September 20, 2018, which was a follow-up to the Company’s response letter dated September 7, 2018, which was filed with the Commission in response to the Staff’s comment letter dated September 5, 2018.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the comments in the Comment Letter have been italicized and reproduced herein with the Company’s response.   All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed October 24, 2018

Recent Developments, page 2

Comment:

Please expand your response to prior comment 1 to tell us whether information regarding any of the measures of income mentioned in Regulation S-K Item 10(b)(2) is available.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

The measures of income mentioned in Regulation S-K Item 10(b)(2) (the “Item”) consist of net income (loss), earnings (loss) per share, and earnings (loss) from continuing operations or income (loss) before extraordinary items in addition to or in lieu of net income (loss). Aside from the information that was disclosed in Amendment No. 3, none of the aforementioned measures of income are available to the Company at this time.  The Company is comfortable that there is no material change to net income from what was previously reported, but it cannot accurately publicly disclose its net income at this time.

Comment:

Also, (i) provide us your analysis of whether the substance of the last sentence of your response regarding expenses and net income must be disclosed to permit investors to draw appropriate inferences from the information currently disclosed; and

Response:

For the Staff’s convenience, we have reproduced the last sentence of our prior response here (the “Last Sentence”):

“Furthermore, the Company does not currently have an estimated net income (loss) to include at this time, but acknowledges that the Company does not expect any material change in expenses and net income from those reported in the Company’s second quarter operating results, and therefore presentation of estimated revenues and gross profit would not lead investors to make misleading inferences of the Company’s financial condition.”

The Company respectfully advises the Staff that the Company’s disclosure in Amendment No. 3 is already sufficient to apprise investors of the substance of the Last Sentence, that there was no material change in expenses or net income, and no further disclosure is necessary or required to convey this information to investors.  The fact that the substance of the Last Sentence was omitted from the disclosure indicates, by its absence, that the Company did not expect any material changes from expenses and net income.  Given that the Company is required to present all material information in its disclosures and ensure that no material information is omitted from its disclosures, the very fact that the substance of the Last Sentence was omitted is sufficient for investors to draw the inference that there was no material change.

Further, the Item provides the Company’s management with the discretion to determine which measures of income, either those specified in the Item itself, or other appropriate measures of income in lieu of those specified in the Item, should be included in the Registration Statement, so long as the information is presented fairly and would not cause investors to draw inappropriate conclusions regarding the Company’s financial condition. As stated previously, the Company’s management concluded that revenue, gross margin and the Company’s cash position were the most appropriate metrics to provide investors, and that no other information needed to be, nor should have been, included in order to prevent investors from drawing inappropriate conclusions regarding the Company’s financial condition.

Comment:

(ii) expand the last sentence of your response to address changes in balance sheet items other than cash and cash equivalents. Your response should clarify the basis for your conclusions regarding whether disclosure of additional results and narrative explanation or analysis of the information presented is required.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company also believes that there is no material changes in any of its balance sheet items, including no material change to its liabilities, from those reported in the Company’s second quarter operating results.  Accordingly, for the reasons set forth above, the Company believes that by the Company’s omission of any disclosure of a change, investors will infer that there has been no material change to these balance sheet items.  Lastly, on page 69 of Amendment No. 3, the Company continues to give its forecasted liquidity, which has not changed and we believe is most important to an investor’s understanding of the Company’s balance sheet position.

We appreciate the Staff’s comments, and we believe we have appropriately responded to your comments.

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 307-3004.

Sincerely,

DLA Piper LLP (US)

/s/ Emilio Ragosa

Emilio Ragosa
Partner

Enclosures

cc:           John E. Timberlake, Valeritas Holdings, Inc.